February 29, 2008

File No. 82－34936
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington D.C.20549
U.S.A

Re: SUMCO CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, SUMCO CORPORATION (the "Company"), enclose herewith Exhibits 1, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from December 19, 2007 to February 29, 2008 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

SUMCO CORPORATION

By [signature]
Name: Soichi Ishitoya
Title: General Manager
Public Relations & IR Department

3/5

RECEIVED
2008 MAR -4 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

List of material information made public in Japan from December 19 , 2007 to February 29, 2008

	Descriptions	Information (*) Provided to
Exhibit 1.	Press Release dated January 29, 2008 with a title "300mm Wafer Production Capacity to Expand."	TSE

(*) "TSE" means Tokyo Stock Exchange.

January 29, 2008

To whom it may concern;

Corporate Name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu, President
(Code No.3436, First Section of Tokyo Stock Exchange)
Headquarters: 1-2-1 Shibaura, Minato-ku, Tokyo
Contact Person:
Title: Public Relations & IR Department
Name: Soichi Ishitoya, General Manager
Tel: 03-5444-3915

300mm Wafer Production Capacity to Expand

(Establishment of Group production capacity of
1.66 million wafers per month by the end of March 2010)

SUMCO Group has decided to increase its production capacity for 300mm silicon wafers to 1.66 million units per month by the end of March 2010. Additional output of 200,000 wafers a month will be made possible through enhancement of the manufacturing and ancillary facilities at Kyushu Imari Plant, where the production facilities have already been prepared.

This decision was made in order that we, as the major supplier in the 300mm silicon wafer market, can continue to ensure stable supply that is capable of meeting the increasing demand from customers for these wafers, which is expected to trend upwards over the mid-term.

Meanwhile, the required investment to be made by SUMCO is estimated to be approximately 55 billion yen.

It should be noted that there will be no influence on the business results for the fiscal year ending January 31, 2008, as a consequence of this measure.

Respectfully

END